NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606


RECEIVED
SEP 2 3 2010
189

NEWS RELEASE **SEPTEMBER 16, 2010**

News Release: **10-18** Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS 96.5 GRAMS PER TONNE GOLD OVER 0.5 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 74 to 85 from its ongoing drill program at the Viking gold property in Newfoundland.

The 2010 drilling program continues to further define the bulk-minable potential of the northern portion of the Thor Trend and has also identified high-grade potentially underground minable gold zones. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca.

Drill Results
Several drill holes in the northern portion of the Thor Trend have returned significant mineralized zones including hole 74 which returned 1 gram per tonne (g/t) gold over 18.8 metres, hole 83 which returned 1.1 g/t gold over 17 metres, and hole 85 which returned 0.9 g/t gold over 13.1 metres. These mineralized intercepts continue to infill and expand the known mineralized zone along the Thor Trend. Hole 85 intersected a high grade vein from 90.5 to 91 metres depth in the hole which returned 96.5 g/t gold and 40.3 g/t silver over 0.5 metres. This high grade vein appears to be the down dip continuation of a high grade zone encountered in hole 14 (previously released) which returned 20.6 g/t gold over 4.3 metres within a larger interval of 2.8 g/t gold over 57.4 metres. Hole 85 indicates the high grade shoot extends for at least 100 metres down dip and remains open at depth.

Drill holes 75, 77, and 79 tested the far northern part of the Thor Trend. Hole 75 intersected widespread anomalous gold to 162.7 metres depth with values up to 0.7 g/t. Hole 77 intersected widespread anomalous gold to 197.6 metres depth with values up to 1.5 g/t, including 0.5 g/t gold over 7.1 metres. Hole 79 intersected widespread anomalous gold to 145.6 metres depth. Holes 76, 78, and 80 tested the far southern part of the Thor Trend. All three holes intersected highly altered zones with quartz veins that are only weakly mineralized. Highlights include a zone of altered granite in hole 78 that contained minor visible gold and returned 2.4 g/t gold over 1 metre.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 74	17.0	35.8	18.8	1.0
including	32.2	33.3	1.1	6.2
Hole 77	64.5	71.6	7.1	0.5
Hole 79	63.5	69.8	6.3	0.7
including	65.5	65.9	0.4	6.5
Hole 81	45.5	52.0	6.5	0.5
Hole 82	36.2	43.1	6.9	0.7
Hole 83	20.4	37.4	17.0	1.1
including	36.7	37.4	0.7	8.9
Hole 85	36.0	51.5	13.1**	0.9
Hole 85	90.5	91.0	0.5	**96.5**

*The true widths of the mineralized intercepts have not been determined
**Excludes 2.4 metres of non-mineralized rock





Several previously released samples have been re-analysed using a metallic screen procedure. A metallic screen assay from hole 68 has resulted in a 0.5 metre interval increasing in grade from 7.1 to 14.3 g/t gold (see table below).

Summary of select metallic screen gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 68	176.7	177.2	0.5	7.1	14.3

*The true widths of the mineralized intercepts have not been determined

Exploration Update
Drilling has resumed at Viking with 2 drill rigs and is expected to continue until mid October. One drill is currently infilling and expanding the Thor Trend to finalize the first round of data required for the initial independent 43-101 resource estimate. The second drill rig is testing new exploration targets on the Viking property as outlined in our news release of August 19.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold and samples containing visible gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director